Exhibit 99.1

TELESAT HOLDINGS INC.

Quarterly Report

For the Three and Six Month Periods Ended June 30, 2014

i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Income (Loss)
For the period ended June 30

(in thousands of Canadian dollars) (unaudited)	Notes	Three months		Six months
		2014	2013	2014	2013
Revenue	5	$225,671	$216,350	$467,599	$435,198
Operating expenses	6	(45,710)	(49,373)	(92,799)	(99,363)
		179,961	166,977	374,800	335,835
Depreciation		(54,098)	(52,668)	(108,281)	(102,578)
Amortization		(7,707)	(8,190)	(15,471)	(16,354)
Other operating losses, net		(3)	(2,033)	(68)	(1,562)
Operating income		118,153	104,086	250,980	215,341
Interest expense	7	(53,566)	(54,049)	(107,035)	(115,879)
Loss on financing	10	—	(134)	—	(18,493)
Interest and other income		1,562	10,591	2,370	10,976
(Loss) gain on changes in fair value of financial instruments		(34,046)	72,405	(12,372)	17,218
Gain (loss) on foreign exchange		93,951	(100,513)	(15,862)	(168,074)
Income (loss) before tax		126,054	32,386	118,081	(58,911)
Tax expense	8	(17,763)	(17,468)	(38,052)	(23,589)
Net income (loss)		$108,291	$14,918	$80,029	$(82,500)

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)
For the period ended June 30

(in thousands of Canadian dollars) (unaudited)	Notes	Three months		Six months
		2014	2013	2014	2013
Net income (loss)		$108,291	$14,918	$80,029	$(82,500)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments		2,449	(1,876)	5,627	(1,515)
Items that will not be reclassified into profit or loss
Actuarial losses on employee benefit plans	13	—	—	—	(38)
Tax recovery		—	418	—	418
Other comprehensive income (loss)		2,449	(1,458)	5,627	(1,135)
Total comprehensive income (loss)		$110,740	$13,460	$85,656	$(83,635)

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars) (unaudited)	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Balance at January 1, 2013	$340,602	$315,792	$656,394	$373,042	$4,038	$(6,742)	$(2,704)	$1,026,732
Net loss	—	—	—	(82,500)	—	—	—	(82,500)
Issuance of share capital	—	162	162	—	—	—	—	162
Dividends declared on preferred shares	—	—	—	(10)	—	—	—	(10)
Other comprehensive income, net of tax recovery of $418	—	—	—	380	—	(1,515)	(1,515)	(1,135)
Share-based compensation	—	—	—	(1,062)	4,547	—	4,547	3,485
Balance at June 30, 2013	$340,602	$315,954	$656,556	$289,850	$8,585	$(8,257)	$328	$946,734
Balance at July 1, 2013	$340,602	$315,954	$656,556	$289,850	$8,585	$(8,257)	$328	$946,734
Net income	—	—	—	150,593	—	—	—	150,593
Issuance of share capital	—	104	104	—	—	—	—	104
Other comprehensive income, net of tax expense of $5,698	—	—	—	15,570	—	234	234	15,804
Share-based compensation	—	—	—	—	8,668	—	8,668	8,668
Balance at December 31, 2013	$340,602	$316,058	$656,660	$456,013	$17,253	$(8,023)	$9,230	$1,121,903
Balance at January 1, 2014	$340,602	$316,058	$656,660	$456,013	$17,253	$(8,023)	$9,230	$1,121,903
Net income	—	—	—	80,029	—	—	—	80,029
Dividends declared on preferred shares	—	—	—	(10)	—	—	—	(10)
Other comprehensive income, net of tax of $nil	—	—	—	—	—	5,627	5,627	5,627
Share-based compensation	—	—	—	—	5,623	—	5,623	5,623
Balance at June 30, 2014	$340,602	$316,058	$656,660	$536,032	$22,876	$(2,396)	$20,480	$1,213,172

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	Notes	June 30, 2014	December 31, 2013
Assets
Cash and cash equivalents		$401,499	$298,713
Trade and other receivables		51,901	50,266
Other current financial assets		814	7,174
Prepaid expenses and other current assets		24,648	18,665
Total current assets		478,862	374,818
Satellites, property and other equipment	5, 9	1,898,598	1,962,759
Deferred tax assets		8,373	10,024
Other long-term financial assets	5	31,732	76,006
Other long-term assets	5	3,430	2,765
Intangible assets	5	832,715	845,286
Goodwill		2,446,603	2,446,603
Total assets		$5,700,313	$5,718,261
Liabilities
Trade and other payables		$33,499	$34,484
Other current financial liabilities		145,864	164,755
Other current liabilities		87,980	122,058
Current indebtedness	10	57,309	57,364
Total current liabilities		324,652	378,661
Long-term indebtedness	10	3,268,474	3,284,502
Deferred tax liabilities		513,395	515,207
Other long-term financial liabilities		61,706	72,803
Other long-term liabilities		318,914	345,185
Total liabilities		4,487,141	4,596,358
Shareholders’ Equity
Share capital		656,660	656,660
Accumulated earnings		536,032	456,013
Reserves		20,480	9,230
Total shareholders’ equity		1,213,172	1,121,903
Total liabilities and shareholders’ equity		$5,700,313	$5,718,261

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows
For the six months ended June 30

(in thousands of Canadian dollars) (unaudited)	Notes	2014	2013
			Restated (Note 3)
Cash flows from operating activities
Net income (loss)		$80,029	$(82,500)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation		108,281	102,578
Amortization		15,471	16,354
Deferred tax (recovery) expense	8	(4,348)	5,917
Interest expense	7	107,035	115,879
Interest income		(1,306)	(469)
Unrealized foreign exchange loss		9,390	172,915
Loss (gain) on changes in fair value of financial instruments		12,372	(17,218)
Share-based compensation		5,623	4,843
Loss on disposal of assets		68	1,562
Loss on financing	10	—	18,493
Other		(40,867)	(24,959)
Income taxes paid		(61,585)	(10,377)
Interest paid, net of capitalized interest		(99,820)	(111,579)
Interest received		1,345	440
Repurchase of stock options and exercise of share appreciation rights		—	(1,196)
Operating assets and liabilities	14	45,081	62,381
Net cash from operating activities		$176,769	$253,064
Cash flows used in investing activities
Satellite programs, including capitalized interest		$(30,633)	$(33,506)
Purchase of other property and equipment		(5,922)	(5,082)
Purchase of intangible assets		(75)	(6)
Proceeds from sale of assets		—	1,022
Net cash used in investing activities		$(36,630)	$(37,572)
Cash flows used in financing activities
Repayment of indebtedness		$(35,262)	$(249,017)
Payment of premium on early retirement of indebtedness		—	(13,793)
Payment of debt issue costs		—	(810)
Dividends paid on preferred shares		(10)	(10)
Satellite performance incentive payments		(2,657)	(2,324)
Net cash used in financing activities		$(37,929)	$(265,954)
Effect of changes in exchange rates on cash and cash equivalents		$576	$919
Increase (decrease) in cash and cash equivalents		$102,786	$(49,543)
Cash and cash equivalents, beginning of period		298,713	180,961
Cash and cash equivalents, end of period	14	$401,499	$131,418

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

1. BACKGROUND OF THE COMPANY

Telesat Holdings Inc. (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. The fleet today consists of 14 satellites and the Canadian payload on ViaSat-1 with another satellite under construction. Telesat also manages the operations of additional satellites for third parties. Telesat is headquartered in Ottawa at 1601 Telesat Court, Ontario, Canada, K1B 5P4, with offices and facilities around the world.

As at June 30, 2014, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly hold economic interests in Telesat of 62.8% and 35.3%, respectively, with the remaining 1.9% economic interest held by various individuals. Loral indirectly holds a voting interest of 32.7% on all matters including the election of directors. PSP Investments indirectly holds a voting interest of 67.3% on all matters except for the election of directors, and a 29.4% voting interest for the election of directors. The remaining voting interest of 37.9% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “consolidated financial statements” or the “financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat.

These unaudited condensed consolidated interim financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue on July 30, 2014.

2. BASIS OF PRESENTATION

Statement of Compliance

These financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

These financial statements should be read in conjunction with the December 31, 2013 consolidated financial statements. The financial statements use the same basis of presentation and significant accounting policies as outlined in Notes 2 and 4 of the consolidated financial statements for the year ended December 31, 2013 with the exception of those outlined in the change in accounting policies in Note 3 below. The results of operations for the three and six months ended June 30, 2014 and 2013 are not necessarily indicative of the results that may be expected for a full fiscal year.

Basis of Consolidation

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.

3. CHANGE IN ACCOUNTING POLICIES

IFRIC 21, Levies

The Company adopted IFRIC 21 with a date of initial adoption of January 1, 2014. The adoption clarified the definition and treatment of levies. The change had no impact on the financial statements of the Company. The clarification of the definition and treatment of levies have been adopted retrospectively.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

3. CHANGE IN ACCOUNTING POLICIES  – (continued)

Amendment to IAS 36, Impairment of Assets

The Company adopted the amendment to IAS 36 with a date of initial adoption of January 1, 2014. The adoption will result in additional note disclosures in cases where the recoverable amount of impaired assets is based on fair value less costs of disposal. The change had no impact on these condensed consolidated interim financial statements. The amendment has been adopted prospectively.

IAS 1, Presentation of the Consolidated Statements of Cash Flows

As discussed in Note 3 of the consolidated financial statements for the year ended December 31, 2013, the Company changed its accounting policy to incorporate the interest received, interest paid and income taxes paid into the consolidated statements of cash flows instead of including these amounts as supplementary note disclosure. This has resulted in certain comparative figures in these financial statements being reclassified on the statements of cash flows to conform with the change in accounting policy for the year ended December 31, 2013.

4. SIGNIFICANT ACCOUNTING POLICIES

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) periodically issues new accounting standards. The new standards determined to be applicable to the Company are disclosed below. The remaining standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard which is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard. The effective date for this standard has not been announced by the IASB. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

5. SEGMENT INFORMATION

Telesat operates in a single reportable industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

•	Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.
•	Enterprise — Telecommunication carrier, government, two-way internet, resource, maritime and aeronautical, retail, and satellite operator services.
•	Consulting and other — Services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Broadcast	$116,531	$117,287	$234,266	$231,777
Enterprise	103,604	93,602	221,141	192,579
Consulting and other	5,536	5,461	12,192	10,842
Revenue	$225,671	$216,350	$467,599	$435,198

Geographic Information

Revenue by geographic regions were based on the point of origin of the revenue (destination of the billing invoice), and were allocated as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Canada	$106,313	$108,332	$215,655	$219,964
United States	73,616	68,411	146,612	136,821
Europe, Middle East & Africa	17,641	17,304	51,177	33,990
Latin America & Caribbean	22,050	18,125	42,000	36,049
Asia & Australia	6,051	4,178	12,155	8,374
Revenue	$225,671	$216,350	$467,599	$435,198

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

5. SEGMENT INFORMATION  – (continued)

Telesat’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows:

	June 30, 2014	December 31, 2013
Canada	$1,569,432	$1,657,350
United States	196,537	208,821
All others	132,629	96,588
Satellites, property and other equipment	$1,898,598	$1,962,759

	June 30, 2014	December 31, 2013
Canada	$785,448	$798,802
United States	34,385	33,416
All others	12,882	13,068
Intangible assets	$832,715	$845,286

Other long-term financial assets and other long-term assets by geographic regions were allocated as follows:

	June 30, 2014	December 31, 2013
Canada	$29,596	$68,055
All others	2,136	7,951
Other long-term financial assets	$31,732	$76,006

	June 30, 2014	December 31, 2013
Canada	$3,351	$2,757
All others	79	8
Other long-term assets	$3,430	$2,765

Goodwill was not allocated to geographic regions in any of the periods.

Major Customers

For the three months and six months ended June 30, 2014, there were three significant customers each representing more than 10% of consolidated revenue (June 30, 2013 — three customers).

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

6. OPERATING EXPENSES

The Company’s operating expenses were comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Compensation and employee benefits(a)	$18,255	$20,045	$36,409	$36,662
Other operating expenses(b)	10,151	11,542	20,478	22,787
Cost of sales(c)	17,304	17,786	35,912	39,914
Operating expenses	$45,710	$49,373	$92,799	$99,363
(a)	Compensation and employee benefits include salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.
(b)	Other operating expenses include general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs.
(c)	Cost of sales includes the cost of third-party capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

7. INTEREST EXPENSE

The components of interest expense were as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Interest on indebtedness	$41,688	$42,456	$83,120	$92,133
Interest on derivative instruments	11,477	11,418	22,841	22,819
Interest on performance incentive payments	1,034	1,046	2,078	2,348
Interest on promissory note	—	44	—	66
Interest on employee benefit plans	295	661	589	1,320
Capitalized interest	(928)	(1,576)	(1,593)	(2,807)
Interest expense	$53,566	$54,049	$107,035	$115,879

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

8. INCOME TAXES

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Current tax	$19,497	$12,732	$42,400	$17,672
Deferred tax (recovery) expense	(1,734)	4,736	(4,348)	5,917
Tax expense	$17,763	$17,468	$38,052	$23,589

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Income (loss) before tax	$126,054	$32,386	$118,081	$(58,911)
Multiplied by the statutory income tax rates	26.48%	26.54%	26.48%	26.54%
	33,379	8,594	31,268	(15,635)
Income tax recorded at rates different from the Canadian tax rate	376	(145)	(900)	238
Permanent differences	(6,707)	4,408	11,072	30,763
Effect on deferred tax balances due to changes in income tax rates	(713)	953	(713)	953
Effect of temporary differences not recognized as deferred tax assets	(8,526)	3,705	(2,939)	8,203
Previously unrecognized tax losses and credits	—	(1,156)	—	(1,156)
Other	(46)	1,109	264	223
Tax expense	$17,763	$17,468	$38,052	$23,589
Effective income tax rate	14.09%	53.94%	32.23%	(40.04)%

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the six months ended June 30, 2014, the Company had satellite, property and other equipment additions of $44.8 million (June 30, 2013 — $38.0 million) with substantially all of the asset additions related to the Telstar 12 VANTAGE satellite currently under construction (June 30, 2013 — Anik G1 satellite).

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

10. INDEBTEDNESS

As at	June 30, 2014	December 31, 2013
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan A	450,000	475,000
Term Loan B – U.S. Facility (June 30, 2014 – USD $1,723,928, December 31, 2013 – USD $1,732,657)	1,839,604	1,840,601
Term Loan B – Canadian Facility	138,250	138,950
6.0% Senior Notes (USD $900,000)	960,390	956,070
	3,388,244	3,410,621
Less: deferred financing costs, interest rate floors, prepayment option and premiums	(62,461)	(68,755)
	3,325,783	3,341,866
Less: current indebtedness	(57,309)	(57,364)
Long-term indebtedness	$3,268,474	$3,284,502

On March 28, 2013, the Company announced the redemption of the outstanding 12.5% Senior Subordinated Notes which took place on May 1, 2013. As a result, the unamortized deferred financing costs and the redemption premium associated with the 12.5% Senior Subordinated Notes were recognized as a loss, partially offset by a gain on the unamortized prepayment option, resulting in a loss on financing of $18.5 million in the six months ended June 30, 2013.

11. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities are secured by substantially all of the Company’s assets, excluding the assets of non-restricted subsidiaries. Under the terms of the Senior Secured Credit Facilities, the Company is required to comply with a senior secured leverage ratio covenant. The covenant is based on a Consolidated Total Secured Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for the covenant purposes ratio test. As at June 30, 2014, the Company’s Consolidated Total Secured Debt to Consolidated EBITDA ratio was 3.34:1, which was less than the maximum test ratio of 5.25:1.

12. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at June 30, 2014.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. At June 30, 2014, the maximum exposure to credit risk is equal to the carrying value of the financial assets, $485.9 million (December 31, 2013 — $432.2 million).

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. FINANCIAL INSTRUMENTS  – (continued)

The Company has entered into various cross-currency basis swaps and interest rate swaps. The Company mitigates the credit risk associated with these swaps by entering into swaps with only high quality financial institutions.

Telesat has a number of diverse customers, which limits the concentration of credit risk with respect to trade receivables. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Telesat’s standard payment terms are 30 days. Interest at a rate of 1.5% per month, compounded monthly, is typically charged on balances remaining unpaid at the end of the standard payment terms. Telesat’s historical experience with customer defaults has been minimal. As a result, Telesat considers the credit quality of its North American customers to be high; however, due to the additional complexities of collecting from its International customers, the Company considers the credit quality of its International customers to be lower than its North American customers. At June 30, 2014, North American and International customers made up 45% and 55% of the outstanding trade receivable balance, respectively (December 31, 2013 — 46% and 54%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts at June 30, 2014 was $2.8 million (December 31, 2013 — $2.9 million).

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness, with the most significant impact being on the Company’s U.S. dollar denominated debt financing. At June 30, 2014, $2,800.0 million of the $3,388.2 million total debt financing (December 31, 2013 — $2,796.7 million of the $3,410.6 million) was the Canadian dollar equivalent of the U.S. dollar denominated portion of the debt (before netting of deferred financing costs, premiums, interest rate floors and prepayment option).

The Company has entered into cross-currency basis swaps to economically hedge the foreign currency risk on a portion of its U.S. dollar denominated debt. As at June 30, 2014, the Company had cross-currency basis swaps which required the Company to pay $1,144.6 million (December 31, 2013 — $1,150.8 million) Canadian dollars to receive USD $985.5 million (December 31, 2013 — USD $990.8 million). These derivative contracts are to be settled on October 31, 2014. The non-cash losses will remain unrealized until the contracts are settled. As at June 30, 2014, the fair value of the derivative contracts was a liability of $97.9 million (December 31, 2013 — liability of $109.7 million).

As at June 30, 2014, a 5 percent variation in the Canadian dollar against the U.S. dollar would have increased or decreased the Company’s net income by $136.2 million and increased or decreased other comprehensive income by $0.2 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long-term debt. The interest rate risk on the long-term debt is from the debt having variable rate financing. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive. The Company has entered into interest rate swaps to hedge the interest rate risk associated with the variable rate financing on a portion of the long-term debt. As at June 30, 2014, the Company had a series of five interest rate swaps to fix interest on $1,480.0 million of debt at a weighted average fixed rate of 2.63% (excluding applicable margin) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margin) on $300.0 million of U.S. denominated debt (December 31, 2013 — five interest rate swaps to fix interest on $1,480.0 million of

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. FINANCIAL INSTRUMENTS  – (continued)

debt at a weighted average fixed rate of 2.63% (excluding applicable margin) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margin) on $300 million of U.S. denominated debt). These contracts mature between October 31, 2014 and September 30, 2016. As at June 30, 2014, the fair value of these derivative contracts was a liability of $12.9 million (December 31, 2013 — liability of $21.6 million).

If the interest rates on the unhedged variable rate debt change by 0.25% the result would be a change in the net income of $0.5 million and $0.9 million for the three and six months ended June 30, 2014, respectively.

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements. The following were the contractual maturities of financial liabilities as at June 30, 2014:

	Carrying amount	Contractual cash flows (undiscounted)	2014	2015	2016	2017	2018	Thereafter
Trade and other payables	$33,499	$33,499	$33,499	$—	$—	$—	$—	$—
Customer and other deposits	3,572	3,572	3,092	309	72	16	83	—
Deferred satellites performance incentive payments	56,421	75,078	6,220	8,790	8,838	8,813	8,758	33,659
Other financial liabilities	6,319	8,546	3,907	1,072	858	825	793	1,091
Long-term indebtedness	3,398,737	3,932,297	109,164	215,755	237,200	1,378,790	88,813	1,902,575
Interest rate swaps	12,903	15,119	10,912	2,644	1,563	—	—	—
Cross-currency basis swaps	97,887	101,507	101,507	—	—	—	—	—
	$3,609,338	$4,169,618	$268,301	$228,570	$248,531	$1,388,444	$98,447	$1,937,325

The carrying value of the deferred satellites performance incentive payments includes $1.0 million of interest payable. The carrying value of the long-term indebtedness includes $10.5 million of interest payable. The carrying value of other financial liabilities includes $0.1 million of interest payable.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. FINANCIAL INSTRUMENTS  – (continued)

Financial assets and liabilities recorded on the balance sheet and the fair value hierarchy levels used to calculate those values were as follows:

As at June 30, 2014	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$401,499	$—	$—	$401,499	$401,499	Level 1
Trade and other receivables	51,901	—	—	51,901	51,901	(3)
Other current financial assets	814	—	—	814	814	Level 1
Other long-term financial assets(1)	15,778	15,954	—	31,732	31,732	Level 1, Level 2
Trade and other payables	—	—	(33,499)	(33,499)	(33,499)	(3)
Other current financial liabilities	—	(120,218)	(25,646)	(145,864)	(147,883)	Level 2
Other long-term financial liabilities	—	(10,547)	(51,159)	(61,706)	(62,694)	Level 2
Indebtedness(2)	—	—	(3,388,244)	(3,388,244)	(3,415,022)	Level 2
	$469,992	$(114,811)	$(3,498,548)	$(3,143,367)	$(3,173,152)

As at December 31, 2013	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$298,713	$—	$—	$298,713	$298,713	Level 1
Trade and other receivables	50,266	—	—	50,266	50,266	(3)
Other current financial assets	7,174	—	—	7,174	7,174	Level 1
Other long-term financial assets(1)	24,412	51,594	—	76,006	76,006	Level 1, Level 2
Trade and other payables	—	—	(34,484)	(34,484)	(34,484)	(3)
Other current financial liabilities	—	(140,910)	(23,845)	(164,755)	(166,947)	Level 2
Other long-term financial liabilities	—	(13,408)	(59,395)	(72,803)	(73,971)	Level 2
Indebtedness(2)	—	—	(3,410,621)	(3,410,621)	(3,457,048)	Level 2
	$380,565	$(102,724)	$(3,528,345)	$(3,250,504)	$(3,300,291)
(1)	The other financial assets — long-term classified as fair value through profit or loss were calculated using the level 2 of the fair value hierarchy. All other balances were calculated using the level 1 of the fair value hierarchy.
(2)	Excludes deferred financing costs, interest rate floors, prepayment option and premiums.
(3)	Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security

The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets excluding the assets of non-restricted subsidiaries.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The fair value hierarchy is as follows:

Level 1 based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. FINANCIAL INSTRUMENTS  – (continued)

Level 2 based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. Included in cash and cash equivalents are $345.5 million (December 31, 2013 — $234.9 million) of short-term investments.

The fair value of the deferred satellites performance incentive payments, included in the other financial liabilities — current and long-term, was determined using a discounted cash flow methodology. The calculation was performed on a recurring basis. The discount rate used was 5.8% (December 31, 2013 — 5.8%).

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, interest rate floors, prepayment option and premiums. The calculation of the fair value of the indebtedness was performed on a recurring basis. The rates used were as follows:

	June 30, 2014	December 31, 2013
Term Loan A	99.75%	100.13%
Term Loan B – Canadian Facility	99.71%	100.00%
Term Loan B – U.S. Facility	99.68%	100.25%
6.0% Senior Notes	103.56%	104.31%

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculation of the fair value of the derivatives was performed on a recurring basis.

Interest and cross-currency basis swaps future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves obtained from Bloomberg.

Prepayment option cash flows were calculated with a Bloomberg option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve obtained from Bloomberg.

Interest rate floor cash flows were calculated using the Black Scholes option valuation model in Bloomberg and discounted based on discount curves obtained from Bloomberg.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. FINANCIAL INSTRUMENTS  – (continued)

The discount rates used to discount U.S. dollar cash flows ranged from 0.16% to 1.62% (December 31, 2013 — 0.17% to 1.88%). The discount rates used to discount Canadian dollar cash flows ranged from 1.25% to 1.91% (December 31, 2013 — 1.22% to 2.34%).

The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, at each of the balance sheet dates, and the fair value hierarchy levels used to calculate those fair values were as follows:

As at June 30, 2014	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross-currency basis swaps	$—	$(97,887)	$—	$(97,887)	Level 2
Interest rate swaps	—	(12,171)	(732)	(12,903)	Level 2
Interest rate floors	—	(10,160)	(9,815)	(19,975)	Level 2
Prepayment option	15,954	—	—	15,954	Level 2
	$15,954	$(120,218)	$(10,547)	$(114,811)

As at December 31, 2013	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross-currency basis swaps	$—	$(109,700)	$—	$(109,700)	Level 2
Interest rate swaps	—	(21,490)	(84)	(21,574)	Level 2
Interest rate floors	—	(9,720)	(13,324)	(23,044)	Level 2
Prepayment option	51,594	—	—	51,594	Level 2
	$51,594	$(140,910)	$(13,408)	$(102,724)

The reconciliation of the fair value of derivative assets and liabilities were as follows:

Fair value, December 31, 2013 and January 1, 2014	$(102,724)
Unrealized gains (losses) on derivatives
Interest rate floors	3,312
Prepayment option	(37,435)
Cross-currency basis swaps	12,374
Interest rate swaps	9,029
Realized gains on derivatives
Cross-currency basis swaps	348
Impact of foreign exchange	285
Fair value, June 30, 2014	$(114,811)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

13. EMPLOYEE BENEFIT PLANS

The expenses included on the condensed consolidated statements of income (loss) and the condensed consolidated statements of comprehensive income (loss) were as follows:

	2014		2013
Three months ended June 30,	Pension	Other	Pension	Other
Condensed consolidated statements of income (loss)
Operating expenses	$1,356	$246	$1,529	$93
Interest expense	$74	$221	$401	$260
Condensed consolidated statements of comprehensive income (loss)
Actuarial losses (gains)	$—	$—	$71	$(71)

	2014		2013
Six months ended June 30,	Pension	Other	Pension	Other
Condensed consolidated statements of income (loss)
Operating expenses	$2,713	$491	$3,056	$186
Interest expense	$148	$441	$802	$518
Condensed consolidated statements of comprehensive income (loss)
Actuarial losses (gains)	$—	$—	$109	$(71)

The balance sheet obligations were distributed between pension and other post-employment benefits as follows:

As at	June 30, 2014	December 31, 2013
Pension benefits	$2,954	$5,749
Other post-employment benefits	21,441	21,626
	$24,395	$27,375

The obligations were included on the balance sheets in trade and other payables and other long-term liabilities.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

14. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at June 30,	2014	2013
Cash	$55,958	$70,514
Short-term investments, original maturity three months or less	345,541	60,904
Cash and cash equivalents	$401,499	$131,418

The net change in operating assets and liabilities shown in the consolidated statements of cash flows was comprised of the following:

Six months ended June 30,	2014	2013
		Restated (Note 3)
Trade and other receivables	$(674)	$10,933
Financial assets	15,746	(679)
Other assets	(7,521)	(330)
Trade and other payables	(9,757)	(6,987)
Financial liabilities	(7,411)	794
Other liabilities	54,698	58,650
	$45,081	$62,381

Non-cash investing were comprised of:

Six months ended June 30,	2014	2013
Satellites, property and other equipment	$12,295	$—
Intangible assets	$2,356	$—

15. COMMITMENTS AND CONTINGENT LIABILITIES

Off balance sheet commitments include operating leases and other future purchases, and were comprised of the following:

	2014	2015	2016	2017	2018	Thereafter	Total
Operating property lease commitments	$3,478	$6,804	$6,144	$5,434	$5,097	$25,154	$52,111
Capital commitments	46,979	103,187	—	—	—	—	150,166
Other operating commitments	10,023	15,704	8,337	2,605	1,454	1,237	39,360
	$60,480	$125,695	$14,481	$8,039	$6,551	$26,391	$241,637

Certain of the Company’s offices, warehouses, earth stations, and office equipment are leased under various terms. The expiry terms range from July 2014 to February 2043.

Telesat has entered into contracts for the construction and launch of Telstar 12 VANTAGE (targeted for launch in late 2015). The total outstanding commitments at June 30, 2014 are equal to $147.1 million (December 31, 2013 — $182.3 million), and are included in capital commitments.

Telesat has agreements with various customers for prepaid revenue on several service agreements which take effect when the spacecraft is placed in service. Telesat is responsible for operating and controlling

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

15. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

these satellites. As at June 30, 2014, customer prepayments of $361.6 million (December 31, 2013 —  $393.4 million), a portion of which is refundable under certain circumstances, were reflected in other liabilities current and long-term.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

Other than the legal proceedings disclosed in Note 26 of the Company’s December 31, 2013 consolidated financial statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

16. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Compensation of the Company’s executives and Board level directors consist of short-term benefits (including salaries), special payments, post-employment benefits and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

16. RELATED PARTY TRANSACTIONS  – (continued)

Key Management Personnel — Stock Options

During 2013, the Board authorized the grant of 3,999,399 stock options to certain employees pursuant to the stock incentive plans. An expense of $2.7 million and $5.6 million was recorded in the three and six months ended June 30, 2014, respectively, in connection with this stock option grant.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral, Red Isle, and Loral Canadian Gateway Corporation (“LCGC”), a wholly-owned subsidiary of Loral.

During the periods presented below, the Company and its subsidiaries entered into the following transactions with related parties.

Three months ended June 30,	2014	2013
Loral
Operating expenses	$1,659	$1,526
Interest expense	—	44
Red Isle	—	—
LCGC	—	—

Six months ended June 30,	2014	2013
Loral
Operating expenses	$3,309	$3,081
Interest expense	—	66
Interest and other (income) expenses	1,070	—
Red Isle	—	—
LCGC	—	—

The following balances were outstanding at the end of the periods presented below:

	Amounts owed by related parties		Amounts owed to related parties
As at	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
Loral
Current receivables/payables	$393	$1,209	$290	$290
Long-term receivables/payables	—	2,482	—	7,397
Red Isle	—	—	—	—
LCGC	—	—	—	—

The amounts outstanding are unsecured and will be settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and six months ended June 30, 2014 were $2.9 million and $5.7 million, respectively (June 30, 2013 —  $2.6 million and $5.2 million, respectively).

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

17. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 6.0% Senior Notes and 12.5% Senior Subordinated Notes, which were fully redeemed on May 1, 2013, were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat and certain of its subsidiaries.

The condensed consolidating financial information reflects the investments of Telesat Holdings Inc. in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

A change in accounting policies discussed in Note 3 of the consolidated financial statements for the year ended December 31, 2013, has resulted in the change in comparative figures in the statement of cash flows for the six months ended June 30, 2013. For more on the impact of the change, refer to Note 3 of the condensed consolidated interim financial statements.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended June 30, 2014

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$212,188	$40,319	$4,367	$(31,203)	$225,671
Operating expenses	—	—	(37,868)	(34,998)	(4,047)	31,203	(45,710)
	—	—	174,320	5,321	320	—	179,961
Depreciation	—	—	(46,223)	(7,844)	(31)	—	(54,098)
Amortization	—	—	(7,247)	(460)	—	—	(7,707)
Other operating (losses) gains, net	—	—	(5)	2	—	—	(3)
Operating income (loss)	—	—	120,845	(2,981)	289	—	118,153
Income (loss) from equity investments	108,290	—	(1,273)	316	—	(107,333)	—
Interest (expense) income	—	—	(54,034)	830	(362)	—	(53,566)
Interest and other income	—	—	558	634	370	—	1,562
Loss on changes in fair value of financial instruments	—	—	(34,046)	—	—	—	(34,046)
Gain (loss) on foreign exchange	1	—	92,716	5,677	(4,443)	—	93,951
Income (loss) before tax	108,291	—	124,766	4,476	(4,146)	(107,333)	126,054
Tax (expense) recovery	—	—	(16,476)	(1,290)	3	—	(17,763)
Net income (loss)	108,291	—	108,290	3,186	(4,143)	(107,333)	108,291
Other comprehensive income (loss)	2,449	—	2,449	2,449	(47)	(4,851)	2,449
Total comprehensive income (loss)	$110,740	$—	$110,739	$5,635	$(4,190)	$(112,184)	$110,740

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended June 30, 2013

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$201,968	$37,452	$4,318	$(27,388)	$216,350
Operating expenses	—	—	(41,296)	(30,391)	(5,074)	27,388	(49,373)
	—	—	160,672	7,061	(756)	—	166,977
Depreciation	—	—	(44,750)	(7,861)	(57)	—	(52,668)
Amortization	—	—	(7,816)	(360)	(14)	—	(8,190)
Other operating losses, net	—	—	(1,374)	(5)	(654)	—	(2,033)
Operating income (loss)	—	—	106,732	(1,165)	(1,481)	—	104,086
Income (loss) from equity investments	14,918	—	(5,837)	(1,540)	—	(7,541)	—
Interest expense	—	—	(53,857)	(192)	—	—	(54,049)
Loss on financing	—	—	(134)	—	—	—	(134)
Interest and other income (expense)	—	—	10,888	(297)	—	—	10,591
Gain on changes in fair value of financial instruments	—	—	72,405	—	—	—	72,405
(Loss) gain on foreign exchange	—	—	(97,997)	(6,630)	4,114	—	(100,513)
Income (loss) before tax	14,918	—	32,200	(9,824)	2,633	(7,541)	32,386
Tax expense	—	—	(17,282)	(172)	(14)	—	(17,468)
Net income (loss)	$14,918	$—	$14,918	$(9,996)	$2,619	$(7,541)	$14,918
Other comprehensive loss	(1,458)	—	(1,458)	(1,804)	(189)	3,451	(1,458)
Total comprehensive income (loss)	$13,460	$—	$13,460	$(11,800)	$2,430	$(4,090)	$13,460

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the six months ended June 30, 2014

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$436,947	$80,163	$9,222	$(58,733)	$467,599
Operating expenses	—	—	(77,985)	(64,354)	(9,193)	58,733	(92,799)
	—	—	358,962	15,809	29	—	374,800
Depreciation	—	—	(92,512)	(15,703)	(66)	—	(108,281)
Amortization	—	—	(14,493)	(978)	—	—	(15,471)
Other operating (losses) gains, net	—	—	(65)	1	(4)	—	(68)
Operating income (loss)	—	—	251,892	(871)	(41)	—	250,980
Income (loss) from equity investments	80,029	—	(1,590)	375	—	(78,814)	—
Interest (expense) income	—	—	(108,043)	1,372	(364)	—	(107,035)
Interest and other income (expense)	—	—	22	2,817	(469)	—	2,370
Loss on changes in fair value of financial instruments	—	—	(12,372)	—	—	—	(12,372)
(Loss) gain on foreign exchange	—	—	(14,926)	(1,503)	567	—	(15,862)
Income (loss) before tax	80,029	—	114,983	2,190	(307)	(78,814)	118,081
Tax expense	—	—	(34,954)	(2,889)	(209)	—	(38,052)
Net income (loss)	80,029	—	80,029	(699)	(516)	(78,814)	80,029
Other comprehensive income (loss)	5,627	—	5,627	5,627	(208)	(11,046)	5,627
Total comprehensive income (loss)	$85,656	$—	$85,656	$4,928	$(724)	$(89,860)	$85,656

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Comprehensive (Loss) Income
For the six months ended June 30, 2013

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$405,920	$76,690	$8,352	$(55,764)	$435,198
Operating expenses	—	—	(84,880)	(59,727)	(10,520)	55,764	(99,363)
	—	—	321,040	16,963	(2,168)	—	335,835
Depreciation	—	—	(86,719)	(15,732)	(127)	—	(102,578)
Amortization	—	—	(15,668)	(657)	(29)	—	(16,354)
Other operating losses, net	—	—	(1,434)	(39)	(89)	—	(1,562)
Operating income (loss)	—	—	217,219	535	(2,413)	—	215,341
Loss from equity investments	(82,500)	—	(7,201)	(2,488)	—	92,189	—
Interest expense	—	—	(115,354)	(525)	—	—	(115,879)
Loss on financing	—	—	(18,493)	—	—	—	(18,493)
Interest and other income (expense)	—	—	11,149	(145)	(28)	—	10,976
Gain on changes in fair value of financial instruments	—	—	17,218	—	—	—	17,218
(Loss) gain on foreign exchange	—	—	(164,230)	(10,756)	6,912	—	(168,074)
(Loss) income before tax	(82,500)	—	(59,692)	(13,379)	4,471	92,189	(58,911)
Tax expense	—	—	(22,808)	(766)	(15)	—	(23,589)
Net (loss) income	$(82,500)	$—	$(82,500)	$(14,145)	$4,456	$92,189	$(82,500)
Other comprehensive (loss) income	(1,135)	—	(1,135)	(1,444)	89	2,490	(1,135)
Total comprehensive (loss) income	$(83,635)	$—	$(83,635)	$(15,589)	$4,545	$94,679	$(83,635)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Balance Sheets
As at June 30, 2014

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$369,864	$28,443	$3,192	$—	$401,499
Trade and other receivables	—	—	30,034	20,646	1,221	—	51,901
Other current financial assets	—	—	25	731	58	—	814
Intercompany receivables	—	—	374,428	196,021	151,314	(721,763)	—
Prepaid expenses and other current assets	—	—	17,551	6,963	134	—	24,648
Total current assets	—	—	791,902	252,804	155,919	(721,763)	478,862
Satellites, property and other equipment	—	—	1,566,809	331,466	323	—	1,898,598
Deferred tax assets	—	—	—	8,373	—	—	8,373
Other long-term financial assets	—	—	29,596	1,707	429	—	31,732
Other long-term assets	—	—	3,061	369	—	—	3,430
Intangible assets	—	—	784,273	48,442	—	—	832,715
Investment in affiliates	1,258,797	—	1,197,020	661,507	261	(3,117,585)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$1,258,797	$—	$6,450,717	$1,648,544	$181,603	$(3,839,348)	$5,700,313
Liabilities
Trade and other payables	$—	$—	$12,375	$20,140	$984	$—	$33,499
Other current financial liabilities	—	—	143,106	1,442	1,316	—	145,864
Intercompany payables	45,625	—	232,580	409,806	33,752	(721,763)	—
Other current liabilities	—	—	85,583	2,213	184	—	87,980
Current indebtedness	—	—	57,308	1	—	—	57,309
Total current liabilities	45,625	—	530,952	433,602	36,236	(721,763)	324,652
Long-term indebtedness	—	—	3,268,474	—	—	—	3,268,474
Deferred tax liabilities	—	—	514,076	(467)	(214)	—	513,395
Other long-term financial liabilities	—	—	56,164	5,536	6	—	61,706
Other long-term liabilities	—	—	314,730	4,178	6	—	318,914
Total liabilities	45,625	—	4,684,396	442,849	36,034	(721,763)	4,487,141
Shareholders’ Equity
Share capital	656,660	—	1,518,716	1,124,253	104,464	(2,747,433)	656,660
Accumulated earnings	536,032	—	166,428	142,334	40,862	(349,624)	536,032
Reserves	20,480	—	81,177	(60,892)	243	(20,528)	20,480
Total shareholders’ equity	1,213,172	—	1,766,321	1,205,695	145,569	(3,117,585)	1,213,172
Total liabilities and shareholders’ equity	$1,258,797	$—	$6,450,717	$1,648,544	$181,603	$(3,839,348)	$5,700,313

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Balance Sheets
As at December 31, 2013

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$284,231	$13,008	$1,474	$—	$298,713
Trade and other receivables	—	—	31,588	17,093	1,585	—	50,266
Other current financial assets	—	—	35	118	7,021	—	7,174
Intercompany receivables	—	—	362,070	173,960	144,071	(680,101)	—
Prepaid expenses and other current assets	—	—	13,460	5,142	63	—	18,665
Total current assets	—	—	691,384	209,321	154,214	(680,101)	374,818
Satellites, property and other equipment	—	—	1,654,000	308,358	401	—	1,962,759
Deferred tax assets	—	—	—	10,024	—	—	10,024
Other long-term financial assets	—	—	68,056	7,505	445	—	76,006
Other long-term assets	—	—	2,466	299	—	—	2,765
Intangible assets	—	—	798,766	46,520	—	—	845,286
Investment in affiliates	1,167,517	—	1,164,562	661,102	261	(2,993,442)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$1,167,517	$—	$6,457,290	$1,587,005	$179,992	$(3,673,543)	$5,718,261
Liabilities
Trade and other payables	$—	$—	$17,150	$15,956	$1,378	$—	$34,484
Other current financial liabilities	—	—	163,059	1,000	696	—	164,755
Intercompany payables	45,614	—	218,097	385,219	31,171	(680,101)	—
Other current liabilities	—	—	118,156	3,146	756	—	122,058
Current indebtedness	—	—	57,363	1	—	—	57,364
Total current liabilities	45,614	—	573,825	405,322	34,001	(680,101)	378,661
Long-term indebtedness	—	—	3,284,502	—	—	—	3,284,502
Deferred tax liabilities	—	—	515,745	(466)	(72)	—	515,207
Other long-term financial liabilities	—	—	68,911	3,892	—	—	72,803
Other long-term liabilities	—	—	339,269	5,910	6	—	345,185
Total liabilities	45,614	—	4,782,252	414,658	33,935	(680,101)	4,596,358
Shareholders’ Equity
Share capital	656,660	—	1,518,716	1,096,668	104,464	(2,719,848)	656,660
Accumulated earnings	456,013	—	79,934	143,002	41,378	(264,314)	456,013
Reserves	9,230	—	76,388	(67,323)	215	(9,280)	9,230
Total shareholders’ equity	1,121,903	—	1,675,038	1,172,347	146,057	(2,993,442)	1,121,903
Total liabilities and shareholders’ equity	$1,167,517	$—	$6,457,290	$1,587,005	$179,992	$(3,673,543)	$5,718,261

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Cash Flows
For the six months ended June 30, 2014

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net income (loss)	$80,029	$—	$80,029	$(699)	$(516)	$(78,814)	$80,029
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	92,512	15,703	66	—	108,281
Amortization	—	—	14,493	978	—	—	15,471
Deferred tax (recovery) expense	—	—	(6,377)	2,029	—	—	(4,348)
Interest expense (income)	—	—	108,043	(1,372)	364	—	107,035
Interest income	—	—	(919)	(165)	(222)	—	(1,306)
Unrealized foreign exchange loss (gain)	—	—	8,969	747	(326)	—	9,390
Loss on changes in fair value of financial instruments	—	—	12,372	—	—	—	12,372
Share-based compensation	—	—	4,789	598	236	—	5,623
Loss (income) from equity investments	(80,029)	—	1,590	(375)	—	78,814	—
Loss (gain) on disposal of assets	—	—	65	(1)	4	—	68
Other	—	—	(39,647)	(787)	(433)	—	(40,867)
Income taxes paid	—	—	(60,627)	(955)	(3)	—	(61,585)
Interest paid, net of capitalized interest	—	—	(99,334)	(122)	(364)	—	(99,820)
Interest received	—	—	959	164	222	—	1,345
Operating assets and liabilities	10	—	39,650	2,682	2,739	—	45,081
Net cash from operating activities	$10	$—	$156,567	$18,425	$1,767	$—	$176,769
Cash flows used in investing activities
Satellite programs, including capitalized interest	$—	$—	$—	$(30,633)	$—	$—	$(30,633)
Purchase of other property and equipment	—	—	(5,446)	(470)	(6)	—	(5,922)
Purchase of intangible assets	—	—	—	(75)	—	—	(75)
Return of capital from subsidiary	—	—	3,253	—	—	(3,253)	—
Investment in affiliates	—	—	(30,838)	—	—	30,838	—
Net cash used in investing activities	$—	$—	$(33,031)	$(31,178)	$(6)	$27,585	$(36,630)
Cash flows (used in) from financing activities
Repayment of indebtedness	$—	$—	$(35,262)	$—	$—	$—	$(35,262)
Dividends paid on preferred shares	(10)	—	—	—	—	—	(10)
Satellite performance incentive payments	—	—	(2,641)	(16)	—	—	(2,657)
Return of capital to shareholder	—	—	—	(3,253)	—	3,253	—
Proceeds from issuance of share capital	—	—	—	30,838	—	(30,838)	—
Net cash (used in) from financing activities	$(10)	$—	$(37,903)	$27,569	$—	$(27,585)	$(37,929)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$—	$619	$(43)	$—	$576
Increase in cash and cash equivalents	$—	$—	$85,633	$15,435	$1,718	$—	$102,786
Cash and cash equivalents, beginning of period	—	—	284,231	13,008	1,474	—	298,713
Cash and cash equivalents, end of period	$—	$—	$369,864	$28,443	$3,192	$—	$401,499

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Cash Flows
For the six months ended June 30, 2013

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net (loss) income	$(82,500)	$—	$(82,500)	$(14,145)	$4,456	$92,189	$(82,500)
Adjustments to reconcile net (loss) income to cash flows from (used in) operating activities
Depreciation	—	—	86,719	15,732	127	—	102,578
Amortization	—	—	15,668	657	29	—	16,354
Deferred tax expense (recovery)	—	—	5,955	(38)	—	—	5,917
Interest expense	—	—	115,354	525	—	—	115,879
Interest income	—	—	(412)	(57)	—	—	(469)
Unrealized foreign exchange loss (gain)	—	—	169,667	10,894	(7,646)	—	172,915
Gain on changes in fair value of financial instruments	—	—	(17,218)	—	—	—	(17,218)
Share-based compensation	—	—	4,365	334	144	—	4,843
Loss from equity investments	82,500	—	7,201	2,488	—	(92,189)	—
Loss on disposal of assets	—	—	1,434	10	118	—	1,562
Loss on financing	—	—	18,493	—	—	—	18,493
Other	—	—	(24,916)	(136)	93	—	(24,959)
Income taxes paid	—	—	(10,275)	(80)	(22)	—	(10,377)
Interest paid, net of capitalized interest	—	—	(111,470)	(109)	—	—	(111,579)
Interest received	—	—	368	71	1	—	440
Repurchase of stock options and exercise of share appreciation rights	—	—	(701)	(495)	—	—	(1,196)
Operating assets and liabilities	10	—	74,937	(14,107)	1,541	—	62,381
Net cash from (used in) operating activities	$10	$—	$252,669	$1,544	$(1,159)	$—	$253,064
Cash flows (used in) from investing activities
Satellite programs, including capitalized interest	$—	$—	$(33,506)	$—	$—	$—	$(33,506)
Purchase of other property and equipment	—	—	(3,696)	(1,324)	(62)	—	(5,082)
Purchase of intangible assets	—	—	—	(6)	—	—	(6)
Proceeds from sale of assets	—	—	22	—	1,000	—	1,022
Return of capital from subsidiary	—	—	2,620	—	—	(2,620)	—
Net cash (used in) from investing activities	$—	$—	$(34,560)	$(1,330)	$938	$(2,620)	$(37,572)
Cash flows used in financing activities
Repayment of indebtedness	$—	$—	$(249,017)	$—	$—	$—	$(249,017)
Payment of premium on early retirement of indebtedness	—	—	(13,793)	—	—	—	(13,793)
Payment of debt issue costs	—	—	(810)	—	—	—	(810)
Dividends paid on preferred shares	(10)	—	—	—	—	—	(10)
Satellite performance incentive payments	—	—	(2,320)	(4)	—	—	(2,324)
Return of capital to shareholder	—	—	—	(2,620)	—	2,620	—
Net cash used in financing activities	$(10)	$—	$(265,940)	$(2,624)	$—	$2,620	$(265,954)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$—	$744	$175	$—	$919
Decrease in cash and cash equivalents	$—	$—	$(47,831)	$(1,666)	$(46)	$—	$(49,543)
Cash and cash equivalents, beginning of period	—	—	158,516	19,508	2,937	—	180,961
Cash and cash equivalents, end of period	$—	$—	$110,685	$17,842	$2,891	$—	$131,418

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s unaudited condensed consolidated interim financial statements beginning at Page 1 of this Quarterly Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “Company”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat Holdings Inc. included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On June 30, 2014, the Bloomberg exchange rate was USD $1 = CAD $1.0671. The average exchange rate for the three months ended June 30, 2014, was USD $1 = CAD $1.0953.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

The information contained in this MD&A takes into account information available up to July 30, 2014, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Quarterly Report, the words “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “targeted”, “intend”, “pursue” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of this Quarterly Report and Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the SEC on February 24, 2014 as well as Telesat Holdings Inc.’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunications services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We disclaim any obligation or undertaking to update or revise the information herein.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator, with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

At June 30, 2014, we provided satellite services to customers from our fleet of 14 in-orbit satellites. In addition, we own the Canadian payload on the ViaSat-1 satellite and have another satellite, Telstar 12 VANTAGE, under construction. We also manage the operations of additional satellites for third parties.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue, there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenue are generally billed in advance to customers and recognized in the month for which the service is rendered. Consulting revenue for cost plus contracts is recognized after the work has been completed and accepted by the customer. The percentage of completion method is used for fixed price contracts.

Expenses

Our operating expenses consist mainly of labor, the cost of which has historically been relatively stable. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in operating expenses. Variable operating expenses include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be significant and arises principally from our Senior Secured Credit Facilities and 6.0% Senior Notes. Non-cash foreign exchange gains or losses incurred on the translation of the U.S. dollar denominated debt and the gains or losses on financial instruments resulting from variations in the fair value of the cross-currency basis swaps, interest rate swaps, prepayment option on our Senior Notes and embedded derivatives related to the interest rate floors included on our Canadian and U.S. Term Loan B Facilities remain significant components of our net income.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite life intangible assets.

RECENT DEVELOPMENTS

Changes to Board of Directors

Effective July 2, 2014, Bezul (“Karim”) Abuani replaced Gordon J. Fyfe as a director of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and as a member of the Board of Managers of Telesat LLC.

FUTURE OUTLOOK

Our commitment to providing strong customer service and our focus on innovation and technical expertise has allowed us to successfully build our business to date. Building on our existing contractual revenue backlog, our focus is on taking disciplined steps to grow our core business and sell newly launched and existing in-orbit satellite services; and in a disciplined manner, use the cash flows generated by our existing business and contracted expansion satellites to strengthen our business.

We believe our satellite fleet offers a strong combination of existing revenue backlog and a strong foundation upon which we will seek to continue to grow our revenue and cash flows. The growth is expected to come from satellite services using the available capacity on our existing fleet of in-orbit satellites and our Telstar 12 VANTAGE satellite, which is expected to be launched in late 2015.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

We anticipate that the relatively fixed cost nature of our business, combined with increasing demand for satellite services, will produce growth in operating income and cash flows.

For the remainder of 2014, we will remain focused on: increasing utilization of our existing satellites, the construction of Telstar 12 VANTAGE, identifying and pursuing opportunities to expand our satellite fleet, and maintaining cost and operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. With our Telstar 12 VANTAGE satellite under construction and with growing demand for satellite services, we believe we are well positioned to strengthen our overall financial performance.

Our net income for the three months ended June 30, 2014, was $108 million compared to net income of $15 million for the same period in the prior year, for an increase of $93 million. The favorable variation was principally due to a non-cash gain on foreign exchange, which was primarily a result of the U.S. dollar weakening during the quarter relative to the Canadian dollar, positively impacting the translation of our U.S. dollar denominated debt into Canadian dollars. Our results were also favorably impacted by revenue growth related to the successful deployment of our Anik G1 satellite in the second quarter of 2013 and lower operating expenses. The favorable variations were partially offset by a loss on changes in the fair value of financial instruments in the second quarter of 2014, as compared to a gain on changes in fair value of financial instruments in the second quarter of 2013, as well as a reduction in Broadcast services revenue earned on our Nimiq 2 satellite.

Below are the foreign exchange rates used for our condensed consolidated interim financial statements:

	Q1, 2014	Q2, 2014	Q2 YTD, 2014	June 30, 2014
USD to CAD spot rate	—	—	—	1.0671
USD to CAD average rates	1.0938	1.0953	1.0946	—

	Q1, 2013	Q2, 2013	Q2 YTD, 2013	December 31, 2013
USD to CAD spot rate	—	—	—	1.0623
USD to CAD average rates	1.0066	1.0203	1.0135	—

December 31, 2012
USD to CAD spot rate	0.9921

Revenue

	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2014	2013		2014	2013
Broadcast	$117	$117	—	$235	$232	1%
Enterprise	104	94	11%	221	192	15%
Consulting and other	5	5	—	12	11	9%
Total revenue	$226	$216	5%	$468	$435	8%

Total revenue for the three months ended June 30, 2014 increased by $10 million to $226 million as compared to the $216 million earned over the same period in the prior year. Revenue for the six months ended June 30, 2014, was $468 million, which represents an increase of $33 million over the $435 million of revenue earned during the same period in the prior year.

Revenue from Broadcast services remained consistent at $117 million for the three months ended June 30, 2014, and increased by $3 million for the six months ended June 30, 2014, as compared to the same periods in the prior year. For the three months ended June 30, 2014, increased Broadcast services revenue from our Anik G1 satellite which entered into commercial service in May 2013 and the favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue resulting from a stronger U.S. dollar to Canadian dollar exchange rate in the second quarter of 2014 relative to the second quarter of 2013, were offset by decreased Broadcast services revenue earned on our Nimiq 2 satellite as the satellite was returned by our customer in the third quarter of 2013. The increase for the six months ended June 30, 2014, was mainly due to revenue earned on our Anik G1 satellite and a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue, partially offset by a decrease in Broadcast services revenue earned on our Nimiq 2 satellite.

Revenue from Enterprise services increased by $10 million and $29 million in the three and six months ended June 30, 2014, as compared to the same periods in the prior year. The increase for the three months ended June 30, 2014, was mainly due to revenue earned on our Anik G1 satellite, and a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue resulting from a stronger U.S. dollar to Canadian dollar exchange rate in the second quarter of 2014 relative to the second quarter of 2013. The increase for the six months ended June 30, 2014, was primarily due to short-term services provided to another satellite operator, revenue earned on our Anik G1 satellite, and a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue, partially offset by lower equipment sales.

Consulting and other revenue remained consistent at $5 million for the three months ended June 30, 2014, and increased by $1 million for the six months ended June 30, 2014, when compared to the same periods in the prior year. The increase for the six months ended June 30, 2014, was primarily a result of revenue earned on new consulting contracts.

Expenses

	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2014	2013		2014	2013
Depreciation	$54	$53	2%	$108	$103	5%
Amortization	8	8	—	15	16	(1)%
Other operating losses, net	—	2	(100)%	—	2	(100)%
Operating expenses	46	49	(6)%	93	99	(6)%
Total expenses	$108	$112	(4)%	$216	$220	(2)%

Depreciation

Depreciation of satellite, property and other equipment increased by $1 million and $5 million for the three and six months ended June 30, 2014, as compared to the same periods in the prior year. The increases for the three and six months ended June 30, 2014 were primarily a result of depreciation on our Anik G1 satellite which entered commercial service in May 2013.

Amortization

Amortization of intangible assets remained consistent at $8 million for the three months ended June 30, 2014, and decreased by $1 million for the six months ended June 30, 2014, as compared to the same periods in the prior year. The decrease for the six months ended June 30, 2014 was due to lower amortization of intangible assets related to revenue backlog as certain contracts were completed, offset by higher amortization of intangible assets related to customer relationships.

Other Operating Losses, Net

Other operating losses, net, mainly relate to losses recorded on the disposition of long-lived assets.

Operating Expenses

	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2014	2013		2014	2013
Compensation and employee benefits	$18	$20	(10)%	$36	$36	—
Other operating expenses	10	11	(9)%	21	23	(9)%
Cost of sales	18	18	—	36	40	(10)%
Total operating expenses	$46	$49	(6)%	$93	$99	(6)%

Operating expenses consist of compensation and employee benefits, other operating expenses such as marketing, general and administration expenses and cost of sales. Total operating expenses decreased by $3 million and $6 million for the three and six months ended June 30, 2014, as compared to the same periods in the prior year.

Compensation and employee benefit expenses decreased by $2 million for the three months ended June 30, 2014, and remained consistent for the six months ended June 30, 2014, as compared to the same periods in the prior year. The decrease for the three months ended June 30, 2014, was primarily due to a decrease in share-based compensation expense related to stock options granted during the second quarter of 2013.

Other operating expenses decreased by $1 million and $2 million for the three and six months ended June 30, 2014, as compared to the same periods in the prior year. The decreases were primarily related to lower in-orbit insurance expenses and higher investment tax credits earned on eligible research and development expenses.

Cost of sales remained consistent for the three months ended June 30, 2014, and decreased by $4 million for the six months ended June 30, 2014, as compared to the same periods in the prior year. The decrease for the six months ended June 30, 2014, was primarily a result of lower equipment sales.

Interest Expense

	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2014	2013		2014	2013
Debt service costs	$54	$54	—	$106	$115	(8)%
Interest expense on performance incentive payments	1	1	—	2	2	—
Interest expense on employee benefit plans	—	1	(100)%	1	2	(50)%
Capitalized interest	(1)	(2)	(50)%	(2)	(3)	(33)%
Interest expense	$54	$54	—	$107	$116	(8)%

Interest expense includes interest related to our debt, performance incentive payments and defined benefit plans, net of capitalized interest on our satellites under construction.

Total debt service costs, which include interest expense on indebtedness and interest expense on derivative instruments, remained consistent at $54 million for the three months ended June 30, 2014, and decreased by $9 million for the six months ended June 30, 2014, as compared to the same periods in the prior year. The debt service costs for the three months ended June 30, 2014 were impacted by an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated interest expense resulting from a stronger U.S. dollar to Canadian dollar average exchange rate in the second quarter of 2014 relative to the second quarter of 2013. This was offset by lower interest expense as a result of the redemption of our 12.5% Senior Subordinated Notes in May 2013. The decrease for the six months ended June 30, 2014, was primarily due to the redemption of our 12.5% Senior Subordinated Notes in May 2013, and lower interest expense on our Canadian and U.S. Term Loan B Facilities as a result of the amendment of our Senior Secured Credit

Facilities in April 2013. This was partially offset by an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated interest expense resulting from a stronger U.S. dollar to Canadian dollar average exchange rate in the first half of 2014 relative to the same period in 2013.

Interest on employee benefit plans decreased by $1 million for the three and six months ended June 30, 2014, as compared to the same periods in the prior year primarily due to a decrease in liabilities related to employee benefit plans.

Capitalized interest decreased by $1 million for the three and six months ended June 30, 2014, as compared to the same periods in the prior year. The decrease for the three and six months ended June 30, 2014, was due to the launch of a satellite in the second quarter of 2013, and the procurement of a new satellite which commenced construction in the third quarter of 2013.

Loss on financing

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Loss on financing	$—	$—	$—	$18

There were no financing transactions during the three and six months ended June 30, 2014. The loss on financing of $18 million for the six months ended June 30, 2013, relates to the call premium associated with the redemption of our 12.5% Senior Subordinated Notes which was announced in March 2013, and took place in May 2013. The loss on financing also includes the write-off of the unamortized deferred financing fees and the write-off of the unamortized prepayment option incurred in connection with our 12.5% Senior Subordinates Notes.

Interest and Other Income

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Interest and other income	$2	$11	$2	$11

Interest and other income for the three and six months ended June 30, 2014, mainly relates to interest income. Interest and other income for the three and six months ended June 30, 2013, are mainly related to interest income, dividends and the sale of investments.

Foreign Exchange and Derivatives

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
(Loss) gain on changes in fair value of financial instruments	$(34)	$72	$(12)	$17
Gain (loss) on foreign exchange	$94	$(101)	$(16)	$(168)

The $34 million loss on changes in fair value of financial instruments for the three months ended June 30, 2014, reflects changes in the fair values of our cross-currency basis swaps, interest rate swaps, prepayment option on our 6.0% Senior Notes and embedded derivatives related to interest rate floors included on our Canadian and U.S. Term Loan B Facilities. This represented a net decrease of $106 million for the three months ended June 30, 2014, compared to the same period in the prior year, which was primarily due to a loss on changes in fair value of our cross-currency basis swaps as a result of weaker U.S. dollar to Canadian dollar rates in the second quarter of 2014. The gain recognised for the three months ended June 30, 2013, was primarily due to a gain on changes in fair value of our cross-currency basis swaps and a gain on the fair value of our interest rate floors as a result of the re-pricing and amendment to our credit agreement in April 2013.

The $12 million loss on changes in fair value of financial instruments for the six months ended June 30, 2014, represents a $29 million decrease from the $17 million gain recognized in the same period in the prior year. This was primarily due to a decrease in the fair value of the prepayment option due to higher credit spreads, partially offset by gains on changes in fair value of our cross-currency basis swaps, interest rate swaps, and embedded derivatives related to interest rate floors included on our Canadian and U.S. Term Loan B Facilities due to favorable changes in key economic variables, such as foreign exchange rates and swap rates. The gain recognized for the six months ended June 30, 2013, was due to a gain on changes in fair value of our cross-currency basis swaps, interest rate swaps, and embedded derivatives related to interest rate floors, partly offset by our irrevocable notice to redeem our 12.5% Senior Subordinated Notes and consequently writing-off the related prepayment option.

The foreign exchange gain for the three months ended June 30, 2014, was $94 million compared to a foreign exchange loss of $101 million for the same period in the prior year, resulting in a total variation of $195 million. The gain for the three months ended June 30, 2014, was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate at June 30, 2014 ($1.0671), compared to the spot rate at March 31, 2014 ($1.1050), and the resulting favorable impact on the translation of our U.S. dollar denominated debt. The foreign exchange loss of $101 million for the three months ended June 30, 2013, was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate at June 30, 2013 ($1.0519), compared to the spot rate at March 31, 2013 ($1.0162), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.

The foreign exchange loss for the six months ended June 30, 2014, was $16 million compared to a foreign exchange loss of $168 million for the same period in the prior year resulting in a $152 million improvement. The loss for the six months ended June 30, 2014, was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate at June 30, 2014 ($1.0671), compared to the spot rate at December 31, 2013 ($1.0623), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt. The loss for the six months ended June 30, 2013, was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate at June 30, 2013 ($1.0519), compared to the spot rate at December 31, 2012 ($0.9921), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.

Income Taxes

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Current income tax expense	$19	$13	$42	$18
Deferred income tax (recovery) expense	(1)	4	(4)	6
Total income tax expense	$18	$17	$38	$24

The income tax expense for the three and six months ended June 30, 2014, increased by $1 million and $14 million, as compared to the same periods in the prior year. The increase for the three months ended June 30, 2014, was mainly due to an increase in operating income. The increase for the six months ended June 30, 2014, was mainly due to an increase in operating income and a decrease in interest expense.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As of June 30, 2014, our contracted backlog was approximately $4.7 billion.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand and funds available under our Revolving Credit Facility.

We expect our backlog to be recognized as follows:

(in millions of Canadian dollars)	Remaining 2014	2015	2016	2017	2018	2019 and thereafter
Backlog	$372	$647	$534	$473	$434	$2,267

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at June 30, 2014, we had $401 million of cash and short-term investments as well as approximately $140 million of borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the six months ended June 30, 2014, was $177 million, a $76 million decrease over the same period in the prior year. The decrease was primarily due to higher income taxes paid and the impact of changes in our working capital.

Cash Flows used in Investing Activities

Cash used in investing activities for the six months ended June 30, 2014, was $37 million. Our investing activities included $31 million of cash outflows relating to the on-going construction of Telstar 12 VANTAGE, and $6 million for other property and equipment. Cash used in investing activities for the six months ended June 30, 2013, was $38 million. This consisted primarily of capital expenditures of $34 million for the launch of Anik G1 in April 2013.

Cash Flows used in Financing Activities

Cash used in financing activities for the six months ended June 30, 2014, was $38 million. This was primarily the result of mandatory principal payments made on our Senior Secured Credit Facilities, as well as satellite performance incentive payments. Cash used in financing activities for the six months ended June 30, 2013, was $266 million. This was primarily the result of the redemption of our 12.5% Senior Subordinated Notes and the associated premiums paid for early redemption, as well as mandatory principal payments made on our Senior Secured Credit Facilities, and satellite performance incentive payments.

Liquidity

A large portion of our annual cash receipts are reasonably predictable, because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at June 30, 2014, cash flows from operating activities, and drawings on the available lines of credit under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including our capital requirements and required interest and principal payments on our debt.

The construction of any satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on available lines of credit under our Revolving Credit Facility. In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under those Senior Secured Credit Facilities. Subject to market conditions and subject to compliance with the terms and conditions of our Senior Secured Credit Facilities and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed and therefore, we may not be able to fully fund additional replacement or new satellite construction programs.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat Canada and the Guarantors. The Credit Agreement contains covenants that restrict the ability of Telesat Canada and certain of its subsidiaries to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sales-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat Canada to comply with a maximum senior secured leverage ratio and contains customary affirmative covenants and events of default.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $140 million loan facility available in either Canadian or U.S. dollars, maturing on March 28, 2017. Loans under our Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and Alternative Base Rate (“ABR”) loans and 3.00% for Bankers Acceptance (“BA”) and Eurodollar loans. Our Revolving Facility currently has an unused commitment fee of 50 basis points. As of June 30, 2014, other than approximately $0.3 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan A Facility

Our Term Loan A Facility (“TLA Facility”) was initially a $500 million loan maturing on March 28, 2017. As of June 30, 2014, $450 million of this facility was outstanding which represents the full amount available following mandatory repayments. The outstanding borrowings under our TLA Facility currently bear interest at a floating rate of the BA borrowing rate plus an applicable margin of 3.00%. The mandatory principal repayments on our TLA Facility are payable in varying amounts on a quarterly basis.

iii — Term Loan B — Canadian Facility

The Term Loan B — Canadian Facility (“Canadian TLB Facility”) was initially a $175 million loan maturing on March 28, 2019. On April 2, 2013, our Senior Secured Credit Facilities were amended to convert $34 million from Canadian to U.S. dollars which, as a result, decreased our Canadian TLB Facility. As of June 30, 2014, $138 million of this facility was outstanding, which represents the full amount available following mandatory repayments. Our Canadian TLB Facility currently bears interest at a floating rate of the BA borrowing rate, but not less than 1.00%, plus an applicable margin of 3.25%. The mandatory principal repayments on our Canadian TLB Facility are a quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

iv — Term Loan B — U.S. Facility

The Term Loan B — U.S. Facility (“U.S. TLB Facility”) was originally a USD $1,725 million loan maturing on March 28, 2019. On April 2, 2013, our Senior Secured Credit Facilities were amended to convert $34 million from Canadian to U.S. dollars, which as a result, increased our U.S. TLB Facility. As at June 30, 2014, USD $1,724 million of this facility was outstanding, which represents the full amount available following mandatory repayments. The outstanding borrowings under our U.S. TLB Facility bear interest at a floating rate of Libor, but not less than 0.75%, plus an applicable margin of 2.75%. The mandatory principal repayments on our U.S. TLB Facility are a quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

The maturity date for each of our Senior Secured Credit Facilities described above will be accelerated if our existing 6.0% Senior Notes or certain refinancing thereof are not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes.

In order to hedge our currency risk, we have cross-currency basis swaps to synthetically convert USD $1.0 billion of future U.S. dollar denominated payment obligations to $1.2 billion. The cross-currency basis swaps are being amortized on a quarterly basis at a quarter of 1.00% of the original amount. As of June 30, 2014, the balance of the swaps was $1.1 billion and bear interest at a floating rate of BA plus an applicable margin of approximately 387 basis points. These swaps mature on October 31, 2014.

6.0% Senior Notes due May 15, 2017

Our Senior Notes, in the amount of USD $900 million, bear interest at an annual rate of 6.0% and are due May 15, 2017. They include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem our Senior Notes, without penalty, between May 15, 2014 and May 15, 2016, in each case subject to exceptions provided in the Senior Notes indenture.

As of June 30, 2014, we were in compliance with the financial covenants of our Senior Secured Credit Facilities and the indenture governing our 6.0% Senior Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, Libor, BA rates and the applicable margins of our Senior Secured Credit Facilities and Senior Notes. Our interest expense for the year ending December 31, 2014, is expected to be approximately $190 million.

Derivatives

We use interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

In order to manage our currency risk, we have cross-currency basis swaps to synthetically convert USD $1.0 billion of our U.S. TLB Facility debt into $1.2 billion of debt. As of June 30, 2014, the fair value of the cross-currency basis swaps was a liability of $98 million (December 31, 2013 — $110 million). Any non-cash loss will remain unrealized until this contract is settled. The contract matures on October 31, 2014.

At June 30, 2014, we had a series of five interest rate swaps to fix interest on $1.5 billion of Canadian dollar denominated debt at a weighted average fixed rate of 2.63% (excluding applicable margins) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margins) on $300 million of U.S. dollar denominated debt. As of June 30, 2014, the fair value of the interest rate swaps was a liability of $13 million (December 31, 2013 — $22 million). These contracts mature between October 31, 2014 and September 30, 2016.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes as well as interest rate floors included on our Canadian and U.S. TLB Facilities. At June 30, 2014, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $16 million (December 31, 2013 — $52 million). The fair value of the embedded derivatives related to the interest rate floors was a liability of $20 million at June 30, 2014 (December 31, 2013 — $23 million). The changes in the fair value of these embedded derivatives are recorded on our consolidated statement of income as a gain or loss on changes in fair value of financial instruments and are non-cash. The prepayment option on our Senior Notes will expire on its maturity date of May 15, 2017. The interest rate floors on the Canadian and U.S. TLB Facilities will expire on their maturity date of March 28, 2019.

CAPITAL EXPENDITURES

We have entered into contracts for the construction and launch of the Telstar 12 VANTAGE satellite and other capital expenditures. The outstanding commitments relating to these capital expenditures were approximately $150 million as of June 30, 2014. These expenditures may be funded from some or all of the following: cash and cash equivalents, cash flows from operating activities, cash flows from customer prepayments or through borrowings on available lines of credit under our Revolving Facility.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, derivative assets and other assets. Cash and cash equivalents and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated debt financing. We are also exposed to foreign currency risk on anticipated transactions, such as the costs of satellite construction, launch and acquisition.

Our main currency exposures as at June 30, 2014, lie in our U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables, deferred satellite performance incentive payments and debt financing.

Approximately 50% of our revenue and a substantial portion of our expenses, indebtedness and capital expenditures are denominated in U.S. dollars for the six months ended June 30, 2014. As a result, the volatility of U.S. currency may expose us to foreign exchange risks. At June 30, 2014, as a result of a stronger U.S. dollar to Canadian dollar spot rate ($1.0671) compared to December 31, 2013 ($1.0623), we recorded a foreign exchange loss of approximately $16 million, prior to any impact of hedging instruments. Similarly, at June 30, 2013, the U.S. dollar to Canadian dollar spot rate strengthened ($1.0519) as compared to December 31, 2012 ($0.9921), thus resulting in a foreign exchange loss of approximately $168 million.

As at June 30, 2014, a 5% variation in the Canadian dollar against the U.S. dollar would have increased or decreased our net income by approximately $136 million and increased or decreased our other comprehensive income by approximately $0.2 million. This analysis assumes that all other variables, in particular, interest rates, remain constant.

Interest Rate Risk

We are exposed to interest rate risk on our cash and cash equivalents and our long-term debt, which is primarily variable-rate financing. Changes in the interest rates could impact the amount of interest that we are required to pay.

Derivative Financial Instruments

We use derivative instruments to manage our exposure to foreign currency and interest rate risk. Our policy is that we do not use derivative instruments for speculative purposes.

We use, as required, the following instruments:

•	forward currency contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments;
•	cross-currency basis swaps to hedge the foreign currency risk on a portion of our U.S. dollar denominated debt; and
•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.

Our derivative financial instruments also include embedded derivatives that relate to the prepayment option on our 6.0% Senior Notes, as well as interest rate floors on our Canadian and U.S. TLB Facilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on the disposition of these financial instruments are not reflected in their fair values. Their fair values also include an adjustment related to the counterparty credit risk, and as a result, are not necessarily the net amounts that would be realized if these instruments were actually settled.

Through our long-term debt, we are exposed to interest rate and foreign exchange fluctuations. The following tables, which are based on scheduled debt repayments, derivative maturities and foreign exchange rates as at June 30, 2014, contain additional information on some of our exposures and the derivative instruments that mitigate these risks.

Foreign Exchange Rate Exposure (Long-term Debt)

(CAD millions, beginning of period)	Q3-2014	2015	2016	2017	2018	Thereafter	Fair Value June 30, 2014
Long-term debt (USD denominated):
U.S. TLB Facility	$1,839.6	$1,830.2	$1,811.6	$1,793.0	$1,774.4	$1,755.8
Senior Notes	960.4	960.4	960.4	960.4	—	—
Foreign exchange exposure	$2,800.0	$2,790.6	$2,772.0	$2,753.4	$1,774.4	$1,755.8
Foreign exchange derivatives:
Cross-currency basis swaps	(1,051.6)	—	—	—	—	—	$(97.9)
Net foreign exchange exposure	$1,748.4	$2,790.6	$2,772.0	$2,753.4	$1,774.4	$1,755.8

Interest Rate Exposure

(CAD millions, beginning of period)	Q3-2014	2015	2016	2017	2018	Thereafter	Fair Value June 30, 2014
Long-term debt exposed to variable interest rate(1):
CAD denominated (CDOR + spread)	$1,594.6	$425.0	$375.0	$300.0	$—	$—
CAD denominated (CDOR with 1.00% floor + spread)	138.3	137.5	136.1	134.7	133.3	131.9
USD denominated (Libor with 0.75% floor + spread)	788.0	1,830.2	1,811.6	1,793.0	1,774.4	1,755.8
Interest rate exposure	$2,520.9	$2,392.7	$2,322.7	$2227.7	$1,907.7	$1,887.7
Interest rate derivatives:
Variable to fixed (CAD notional)	$(1,480.0)	$(550.0)	$(250.0)	$—	$—	$—	$(10.8)
Weighted average fixed rate (before spread)	2.63%	1.52%	1.62%	—	—	—
Variable to fixed (USD notional)(2)	(320.1)	(320.1)	(320.1)	—	—	—	$(2.1)
Weighted average fixed rate (before spread)	1.46%	1.46%	1.46%	—	—	—
Total interest rate exposure mitigated	$(1,800.1)	$(870.1)	$(570.1)	$—	$—	$—
Net interest rate exposure	$720.8	$1,522.6	$1,752.6	$2,227.7	$1,907.7	$1,887.7
(1)	Net of impact of cross-currency basis swaps.
(2)	Variable rate is greater of 3 month Libor or 1.00%.

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant.

Our Consolidated EBITDA for Covenant Purposes is defined as net income (loss) for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral Space and Communications Inc. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are defined as (a) The SpaceConnection, Inc. (b) any Subsidiary of Telesat Holdings Inc. that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (c) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of this covenant. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

(in millions of Canadian dollars)	Twelve Months Ended June 30, 2014
Net income	$230.6
Impact of unrestricted subsidiary	(1.4)
Consolidated earnings for covenant purposes	229.2
Plus:
Income taxes (Note 1)	78.8
Interest expense (Note 1)	210.8
Depreciation and amortization expense (Note 1)	248.6
Non-cash share-based compensation	14.3
Other	9.2
(Decreased) increased by:
Non-cash gains on changes in fair value of financial instruments and swap obligations	(50.5)
Non-cash losses resulting from changes in foreign exchange rates	42.7
Other extraordinary, unusual or non-recurring gains	(27.6)
Consolidated EBITDA for Covenant Purposes	$755.5
Note 1:	Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement and as a result does not reconcile to the financial statement line items.

Consolidated Total Secured Debt for Covenant Purposes

Consolidated Total Secured Debt for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Consolidated Total Secured Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant under our Senior Secured Credit Facilities. We believe the disclosure of the calculation of Consolidated Total Secured Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with this financial covenant.

The following is a reconciliation of our Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

As at June 30, 2014
(in millions of dollars)
U.S. dollar denominated debt
U.S. TLB Facility (USD)	$1,723.9
6.0% Senior Notes (USD)	900.0
2,623.9
Foreign exchange adjustment	176.1
Subtotal (CAD)	2,800.0
Deferred financing costs, interest rate floors, prepayment option and premiums	(62.5)
CAD denominated debt
TLA Facility	450.0
Canadian TLB Facility	138.3
Indebtedness	$3,325.8
(in millions of Canadian dollars)
Indebtedness	$3,325.8
less: Unsecured debt (6.0% Senior Notes)	(960.4)
Adjustments for covenant purposes:
Deferred financing costs, interest rate floors, prepayment option and premiums	62.5
Effects of currency swap agreements	93.0
Consolidated Total Secured Debt for Covenant Purposes	$2,520.9

As of June 30, 2014, the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 3.34:1.00, which was less than the maximum test ratio of 5.25:1.00.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses reported for the period. Actual results could differ from these estimates under different assumptions and conditions. Some of the most significant estimates impact: derivative financial instruments measured at fair value, impairment of goodwill, impairment of intangible assets, impairment of satellites, and income taxes. For more details on these estimates, please refer to Note 5 to our audited consolidated financial statements for the year ended December 31, 2013.

ACCOUNTING STANDARDS

Changes in Accounting Policies

We have prepared our consolidated financial statements in accordance with IAS 34. For more on the impacts of the following changes in accounting policy, please refer to Note 3 of our condensed consolidated interim financial statements.

Levies

On January 1, 2014, we retrospectively adopted IFRIC 21, Levies, which clarified the definition and treatment of levies. This change had no impact on our financial statements.

Recoverable Amount Disclosures for Non-Financial Assets

On January 1, 2014, we prospectively adopted amendments to IAS 36, Impairment of Assets, related to Recoverable Amount Disclosures for Non-Financial Assets, which will result in additional note disclosures in cases where the recoverable amount of impaired assets is based on fair value less costs of disposal. The change had no impact on our financial statements.

Recent IFRS Accounting Pronouncements

The IASB periodically issues new accounting standards. The new standards determined to be applicable to our Company are disclosed below. The remaining standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2017. We are currently evaluating the impact of IFRS 15 on our consolidated financial statements.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard. The effective date for this standard has not been announced by the IASB. We are currently evaluating the impact of IFRS 9 on our consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We discuss certain legal proceedings in Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A. Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC, and Telesat Holdings Inc.’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 1, 2014. There have been no material changes to those risk factors since May 1, 2014.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Reserved

Item 5. Other Information

None.

Item 6. Exhibits

None.